FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Electronics Announces Annual Dividend Increase for the Year Ending March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 24, 2005, in Kyoto, Japan

Nidec Copal Electronics Announces Annual Dividend Increase

for the Year Ending March 31, 2006

Nidec Corporation announced today that Nidec Copal Electronics Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:6883), resolved at the meeting of its Board of Directors held today to increase its interim and term-end cash dividends per share for the year ending March 31, 2006.   Details are as follows.

Reasons for dividends Increase

Given steady sales and fast-paced cost improvements reflecting stepped-up production in China, the Company expects its earnings for the six months ended September 30, 2005 to exceed the previously projected level. Prior to this announcement, the Company implemented a four-for-one stock split intended for its shareholders of record as of June 30, 2005 with an aim to diversify its shareholder base.

To reflect these developments in the efforts to increase shareholder value, the Company has decided to raise interim and term-end dividends by ¥1.25 per share to ¥5, making its annual dividends ¥10 per share.

Details of Revision
			(Yen per share)

	Previous per-share dividends forecast for the year ending March 31, 2006 (As of April 25, 2005)	Revised per-share dividends forecast for the year ending March 31, 2006	Per-share dividends paid for the year ended March 31, 2005
Interim	¥15.00 (¥3.75)	¥5.00	¥15.00
Term-end	¥15.00 (¥3.75)	¥5.00	¥20.00
Annual	¥30.00 (¥7.50)	¥10.00	¥35.00

Note: Values in parentheses have been adjusted to reflect the 4 for 1 stock split effective August 19, 2005.

The term-end dividends per share paid for the year ended March 31, 2004 consist of an ordinary dividend of ¥15.00 per share and a commemorative dividend of ¥5.00 per share.

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